Mail Stop 4561

November 25, 2008

Joseph L. Cowan
Chief Executive Officer
Interwoven, Inc.
160 E. Tasman Drive
San Jose, California 95134

Re: Interwoven, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 14, 2008
Form 10-Q for the quarterly period ended September 30, 2008
Filed November 07, 2008
Form 8-Ks
Filed October 23, 2008, July 24, 2008, April 24, 2008 and January 21, 2008
File No. 000-27389

Dear Mr. Cowan:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 1. Business, page 4

General

1.   Note 16 to the consolidated financial statements, which is cross-referenced in Business, presents your long-lived assets (excluding goodwill) located in the United States and internationally as of the end of your past two fiscal years only. Item

101(d)(1)(ii) of Regulation S-K calls for disclosure of this information for your last three fiscal years. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

2.   You do not appear to have provided the information required by Item 303(a)(5) of Regulation S-K, in the format required by that item. Please advise.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 49

3.   You indicate that the information called for by Item 201(d) of Regulation S-K is incorporated by reference to a section in your proxy statement entitled "Equity Compensation Plan Information." We are unable, however, to locate in your definitive proxy statement a section with this title or the tabular disclosure called for by Item 201(d). Please advise.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 58

4.   Please reconcile the $402 of tax benefits from stock option plans shown as an operating cash inflow to your disclosures on page 80 that indicate that you recognized $523 in income tax benefits related to the exercise of stock options. In addition, reconcile the $7,130 of net proceeds from the issuance of common stock shown as a financing activity in your consolidated statements of cash flows to the $6,280 from the issuance of common stock under stock plans shown in your consolidated statements of stockholders' equity.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 59

5.   Your risk factor disclosure on page 12 indicates that certain arrangements require you to provide specified additional products or products upgrades. Please tell us how you account for specified additional products and specified upgrades and tell us how your current revenue recognition policy addresses these arrangements.   As part of your response, refer to the authoritative guidance you relied upon when determining your accounting.

Form 10-Q for the Period Ended September 30, 2008

Item 4. Controls and Procedures, page 34

6. You state that "an internal control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please confirm, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of September 30, 2008. In addition, in future filings, please ensure that your disclosure states clearly the foregoing. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Release No. 33-8238. This comment also applies to your quarterly reports on Form 10-Q for the periods ended March 31, 2008, and June 30, 2008, respectively.

Form 8-Ks filed on October 23, 2008, July 24, 2008, April 24, 2008 and January 21, 2008

7. We believe the columnar format of the "Impact of Non-GAAP Adjustments on Reported Net Income" appearing in your Form 8-Ks may create the unwarranted impression to investors that the non-GAAP statements of income have been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to statements based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Chris Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief